AR/S

PE 12/31/01

LIBERTY NATIONAL BANK

2001 annual report

About the Company

Liberty National Bancshares, Inc. was incorporated as Rockdale National Bancshares, Inc. under the laws of the State of Georgia on February 13, 1997, to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956, as amended. The Company is a one-bank holding company that owns 100 percent of the issued and outstanding stock of Liberty National Bank, which conducts business in Rockdale and Newton Counties, Georgia. The company's and the bank's name was changed to Liberty National on November 1, 2001.

The bank commenced operations on October 14, 1997, in a temporary facility located at 1000 Georgia Highway 138, Conyers, Georgia. Construction of a permanent Main Office facility at the same location was completed during the second quarter of 1999. Liberty National also operates a branch at 1600 Georgia Highway 20 in Conyers.

Prompted by the growing number of customers from adjoining Newton County, the Bank opened a second branch office in Covington, Georgia on November 9, 2001. Full service operations are currently conducted from a temporary facility located at 9100 Covington Bypass.

Liberty National is a full-service financial institution that offers a wide range of commercial and retail products and services. The bank is committed to providing the highest quality personal service. Its officers and staff pledge to be friendly, genuinely caring, professional, accurate, and prompt in every encounter with its customers, whether in person, by telephone, or on the Internet.

Table of Contents

To our shareholders...

It's Liberty for all... your banking needs. Yes, but why a name change at this particular point in our corporate progress? Well early last year we began planning for our first expansion outside of Rockdale County. While the Rockdale National name had served us well, your Board of Directors realized that as we expanded into other counties the bank would be better served by a corporate identity that was not geographically specific. Any such change involves many challenges and a significant amount of expense. But we were confident that this initiative needed to be undertaken before opening an out-of-market branch.

We hired the very best consultants in this field and solicited input from all levels of the company, our customers and prospects, and the community at large. The time and energy invested in renaming the bank certainly paid off. The new Liberty National name, with the flame as its symbol, has been overwhelmingly accepted, and strategically positioned the bank for future growth.

During the bank's first four years of operations, a significant number of Newton County residents and business people were attracted to Liberty National's exceptional service, professional caring employees, and state-of-the-art technology. We felt this customer base needed a more convenient location to serve their ongoing needs. Market research also indicated that the growing Newton County market could support another financial institution. Based upon those factors, the decision to expand into Covington was made and we opened a full-service facility there on November 9, 2001.

Liberty National was very fortunate to have three key people with strong ties to Newton County already on staff. Paul Courchaine, our County President, grew up in Covington and worked in the local banking community for 15 years before joining our bank. Debra Didier, who handles commercial lending in this market, was also raised in Covington and worked for a competing bank for over 20 years. Tammy Porter is a Newton County resident and serves as the Covington Branch Manager. Also, Johnny Capes, a life long resident of Covington and prominent businessperson in that market, joined our Board of Directors last year and will play an important role in growing the bank in Newton County. Our preliminary results have been very positive, and we are optimistic about the potential of this new location.



Pictured left to right: Tammy Porter, Paul Courchaine and Debra Didier

You may recall from last year's annual report, the goal in 2001 was to expand the bank's market share without compromising long-term profitability. We are pleased to announce success on both counts. Liberty National's consolidated (bank and holding company) total assets grew 60 percent and totaled over $107 million at year-end. It is noteworthy that the $100 million milestone was accomplished just after we celebrated our fourth anniversary in business.

The bank's loan portfolio grew by 44 percent in 2001. With Bill Walker's leadership, we managed that growth very well and had only $19 thousand in net loan losses and no non-performing loans at year-end. Our construction lending activities prospered greatly last year. Construction loans outstanding increased 72 percent last year and we now have relationships with almost 60 builders. Larry Hunter and Doug Pulliam have done a fine job attracting new business and maintaining these important customer relationships.



Pictured left to right:
Larry Hunter and Doug Pulliam

Liberty National's total deposits increased 74 percent and provided funding for the substantial increase in loans outstanding. Attracting new deposit relationships remains the lifeblood of our business, and we are constantly seeking new ways to attract that business.

Despite the dramatic fall in interest rates during 2001, Liberty National's net interest income (the interest we earn on loans and investments minus what we pay for deposits and other borrowings) increased by 23 percent. Our non-interest income (fees and charges for other services) totaled $865 thousand, a 58 percent increase for the year. As noted above, we incurred a substantial amount of expense in opening our Newton County branch and executing the name change initiative. Including those extraordinary expenditures, the Company's non-interest expenses rose 25 percent, or $617 thousand more than in the previous year. These operating results generated a 47 percent improvement in before tax income. 2001 was the first year that our earnings were fully taxable. After accruing $411 thousand in income taxes, Liberty National's consolidated net earnings were $786 thousand.

2001 was truly a period of progress and accomplishment for your bank. We have no specific expansion plans for 2002, and intend to focus on enhanced profitability and leveraging the infrastructure already in place. Your Board of Directors, management and staff remain committed to further improving the Liberty National Bank franchise. In that regard, we again acknowledge the role you, our shareholders and customers, have played in this exciting new venture. Thank you so much for your continued support and banking business. As always, we welcome your comments and suggestions. Please feel free to call (770-785-7880) whenever we may be of service.

Sincerely

Michael P. Jones
Chairman of the Board

William L. Daniel
Chief Executive Officer

2001 in Review

2001 presented many challenges for Liberty National. We operated in an environment that will be best remembered for the tragic events of September 11th, a 450 basis point fall in interest rates, the national recession, and a downward spiraling stock market. While dealing with all these external issues, your Board of Directors successfully executed a change in corporate identity and opened the company's first branch outside of its home county. Despite the distractions, we were able to maintain a clear focus on our primary business and achieve results that would be impressive even during more stable times.

The following graphs reflect our consolidated results and illustrate just a few of the company's significant achievements during 2001.

Total Loans

As noted above, total loans increased by 44 percent in 2001. Liberty National ended the year with outstanding loans of $74 million, or $22.5 million more that at the end of 2000. These impressive results, as well as the company's asset growth in general, can be attributed to our aggressive business development activity. Liberty National's calling officers made more than 7,800 customer and prospect contacts during 2001.

The bank's loan portfolio continues to be of the highest quality. As of the 2001-year end we had only .04% of the portfolio 30 days or more past due, 1.41% rated substandard or lower, and a meager .02% in net loan losses. Bill Walker and our team of lending professionals continue to do a great job growing and maintaining the quality of the company's most important earning asset.


Total Gross Loans
(Dollar in Thousands)
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$41,415
$51,558
$74,054
1999
2000
2001

Deposits

Deposits provide the funds for the bank's lending activities. In that regard, it is extremely important that we increase our deposits at least on pace with loan portfolio growth. During 2001 total deposits did even better rising over $41 million, or 74 percent more than at the 2000-year end. This pool of loanable funds positions the bank to take advantage of the additional loan growth that we are forecasting for 2002.


Deposits
(Dollar in Thousands)
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$52,233
$55,514
$96,661
1999
2000
2001

Net Interest Income

Despite the dramatic decline in interest rates during 2001, Liberty National's net interest income increased $702 thousand or 23 percent more than in the previous year. While our earning assets re-priced faster than liabilities, higher loan volume helped to offset the downward pressure on the company's net interest margin.


Net Interest Income
(Dollar in Thousands)
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$2,051
$3,003
$3,705
1999
2000
2001

Non-Interest Income

In addition to the interest we earn on loans and other investments, Liberty National also produces income from fees associated with our deposit accounts and other services provided to our customers. In 2001 this particular source of revenue totaled $865 thousand and constituted a 58 percent increase over the previous year.

Non-Interest Income
(Dollar in Thousands)



$1,000
$800
$600
$400
$200
$323
$548
$865
1999
2000
2001

Number of Deposit Accounts

Bank management closely monitors the number of deposit accounts here at Liberty National. We believe that growth in this important area is usually a good indicator of the quality of service we provide and how well we are responding to the needs of the local community. We are pleased to report that the number of active deposit accounts totaled 7,211 at December 31, 2001. This year-end total amounts to a 32 percent increase compared to 2000.

Number of Deposit Accounts



8,000
7,000
6,000
5,000
4,000
3,000
2,000
4,147
5,480
7,211
1999
2000
2001

Efficiency Ratio

Another important indicator of the company's overall performance is its efficiency ratio, which reflects the percentage of total revenue used to fund non-interest expense. Despite opening the new location in Covington, our name change initiative, and a heavy investment in professional staff and current technology, Liberty National's efficiency ratio improved for the fourth consecutive year.

Efficiency Ratio



100.00%
80.00%
60.00%
40.00%
20.00%
80.74%
69.28%
65.98%
1999
2000
2001

Net Income

Net income is readily perceived as one of the best indicators of a business's overall performance. Liberty National's consolidated 2001 before tax income increased $381 thousand or 47 percent greater than the 2000 total. As noted above, we had no tax liability in 2000 due to the losses incurred during the bank's organization, but the company accrued over $411 thousand in income tax expenses in 2001. Therefore, net income for the year was $786 thousand.

Net Income
(Dollar in Thousands)



$1,000
$800
$600
$400
$200
$0
$96
$840
$786
1999
2000
2001

Liberty National Bancshares, Inc. and Subsidiary

Financial Highlights

Years ended December 31,	*2001*	*2000*	*1999*	*1998*
Balance Sheet				
Assets	$107,412,440	$67,265,036	$60,319,214	$34,056,201
Investment Securities	$11,245,863	$10,413,138	$10,217,921	$9,753,621
Gross loans	$74,054,037	$51,558,155	$41,415,143	$16,136,590
Allowance for Loan loss	$1,059,635	$738,386	$531,024	$194,581
Deposits	$96,661,062	$55,513,669	$52,232,828	$28,301,588
Equity	$7,869,635	$6,532,466	$5,414,965	$5,688,283
Statement of Income and Expense				
Interest income	$6,642,829	$5,453,935	$3,474,260	$1,777,856
Interest expense	$2,937,874	$2,450,555	$1,422,852	$786,484
Provision for loan losses	$295,140	$275,519	361,443	$149,208
Non interest income	$865,281	$548,323	$323,465	$162,872
Non interest expense	$3,077,874	$2,460,456	$1,917,403	$1,511,847
Income taxes	$411,388	($24,319)	N/A	N/A
Net income (loss)	$785,834	$840,047	$96,027	($506,811)
Miscellaneous				
Tier 1 capital ratio	9.3%	12.2%	12.4%	26.9%
Total capital ratio	10.6%	13.5%	13.5%	27.9%
Basic EPS	$1.15	$1.24	$0.14	($0.87)
Diluted EPS	$1.11	$1.22	$0.14	($0.87)
Efficiency ratio	65.98%	69.28%	80.74%	131.00%
Number of deposit accounts	7,211	5,480	4,147	2,125
Net charged off loans	$19,341	$22,707	$25,000	N/A
Non-performing loans	0.00%	0.00%	0.00%	0.00%

The following discussion of the company's financial condition and results of operations should be read in conjunction with the company's Consolidated Financial Statements, related notes and statistical information included with this Annual Report.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

For the year ended December 31, 2001, assets increased and earnings before income taxes improved, however earnings after taxes declined from $840,047 at December 31, 2000 to $785,834 at December 31, 2001. Basic earnings per common share decreased by $.09 from $1.24 at December 31, 2000 to $1.15 at December 31, 2001. Total assets increased by 59.3% from $67,265,036 at December 31, 2000 to $107,412,440 at December 31, 2001. Net loans increased from $50,691,223 at December 31, 2000, to $72,905,199 at December 31, 2001 due to strong loan demand coupled with a focused marketing effort. Net charge-offs for 2001 were $19,342 compared to $22,707 in 2000. At December 31, 2001, the bank's allowance for loan loss reserve ratio was 1.46% of total loans, a decrease from 1.52% at December 31, 2000.

Deposits increased for the same period by $41,147,393 or 74.1%, from $55,513,669 in 2000 to $96,661,061 at December 31, 2001. The increase was primarily attributable to marketing efforts. The bank's investment portfolio increased $832,725, or 8.0%, from $10,413,138 in 2000 to $11,245,863 in 2001, a result of the purchase of bonds and an increase in the market value of the bond portfolio.

The bank's loan to deposit ratio was 75.4% at December 31, 2001, compared to 91.3% at December 31, 2000. Pre-tax earnings increased significantly in 2001 because of higher levels of average earning assets, from $59.6 million in 2000 to $80.2 million in 2001. Increased earning assets help offset a decline in the net interest margin that resulted from changes in the current economic environment during 2001. Net interest income increased by $701,575, or 23.4%, from $3,003,380 in 2000 to $3,704,955 in 2001. Non-interest expense increased by 25.1% from $2,460,456 for 2000 to $3,077,874 for 2001. This increase was the result of an increase in personnel expenses and other overhead expenses used to grow the bank. In addition, the change of the name of the company and the additional branch in Newton County increased expenses during the second half of the year. Non-interest income increased by $316,958 from $548,323 for 2000 to $865,281 for 2001. This increase was due to the increased volume of deposit accounts, higher mortgage origination fees, and a gain on the sale of bonds.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

For the year ended December 31, 2000, assets increased and earnings improved. Total assets increased by 11.5% from $60,319,214 at December 31, 1999 to $67,265,036 at December 31, 2000. Net loans increased from $40,884,119 at December 31, 1999, to $50,691,223 at December 31, 2000 due to strong loan demand coupled with a focused marketing effort. Net charge-offs for 2000 were $22,707 compared to $25,000 in 1999. At

December 31, 2000, the bank's allowance for loan losses ratio was 1.52% of total loans, an increase from 1.28% at December 31, 1999.

Deposits increased for the same period by $3,280,841 or 6.3%, from $52,232,828 in 1999 to $55,513,669 at December 31, 2000. The increase was primarily attributable to marketing efforts. The bank's investment portfolio increased $195,217, or 1.9%, from $10,217,921 in 1999 to $10,413,138 in 2000, primarily as a result of an increase in the market value of the bond and securities.

The bank's loan to deposit ratio was 91% at December 31, 2000, compared to 79% at December 31, 1999. Combined with the increase in the above ratio, earnings increased significantly in 2000 because of higher levels of average earning assets, from $41.9 million in 1999 to $59.6 million in 2000. As a consequence to the stable net interest margin and higher levels of earning assets, net interest income increased by $951,972, or 46.4%, from $2,051,408 in 1999 to $3,003,380 in 2000. Non-interest expense increased by $543,053 from $1,917,403 for 1999 to $2,460,456 for 2000. This increase was the result of an increase in personnel expenses and other overhead expenses used to grow the bank. Non-interest income increased by $224,858 from $323,465 for 1999 to $548,323 for 2000. This increase was due to higher levels of transactions relating to deposit accounts, higher lease referral fees, mortgage origination fees, and a gain on the sale of real estate owned.

Net Interest Income

The company's results of operations are determined by its ability to manage effectively interest income and expense, to minimize loan and investment losses, to generate non-interest income and to control non-interest expense. Since interest rates are determined by market forces and economic conditions beyond the control of the company, the ability to generate net interest income is dependent upon the company's ability to maintain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities, such as deposits and borrowings. Thus, net interest income is the key performance measure of income.

Presented below are various components of assets and liabilities, interest income and expense as well as their yield/cost for the years indicated.

	Year Ended December 31, 2001 (In thousands)			Year Ended December 31, 2000 (In thousands)		
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Interest-bearing deposits	$ 100	$ 4	4.37%	$ 161	$ 11	6.66%
Federal funds sold	6,389	227	3.56%	4,391	274	6.24%
Securities	11,503	601	5.22%	10,523	647	6.15%
Loans, net	62,159	5,811	9.35%	44,511	4,522	10.16%
Total earning assets	$ 80,151	$6,643	8.29%	$59,586	$5,454	9.15%
Interest bearing deposits	$ 64,292	$2,764	4.30%	$47,011	$2,286	4.86%
Other borrowings	2,509	174	6.92%	2,534	165	6.51%
Total interest-bearing liabilities	$ 66,801	$2,938	4.40%	$49,545	$2,451	4.95%
Net spread on earning assets			3.89%			4.20%

Net spread on earning assets for the years ended December 31, 2001 and 2000 were 3.89% and 4.20%, respectively. Falling interest rates affected the bank's net spread on earning assets as assets repriced faster than liabilities. However, increased volume, especially in loans, helped offset the downward pressure on the net interest margin, resulting in an increase in net interest income from $3,003,380 for the year ended December 31, 2000 to $3,704,955 for the year ended December 31, 2001. Net interest income increased from $2,051,408 for the year ended December 31, 1999 to $3,003,380 for the year ended December 31, 2000. This increase was primarily attributable to higher loan volume.

Non-Interest Income

Non-interest income for the year ended December 31, 2001 and December 31, 2000 amounted to $865,281 and $548,323, respectively. As a percentage of average assets, non-interest income increased from 0.83% in 2000 to 0.99% in 2001. The increase in non-interest income during 2001 is attributable to the increase in service charges on deposit accounts which is attributable to an increase in the number of deposit accounts, as well higher transactional volume, higher mortgage origination fees, and a gain on the sale of investment securities.

Mortgage origination fees increased during 2001 as the bank began directly managing the product line for the first time. Prior to 2001 the bank earned fees through referrals resulting in closed loans. The bank also experienced unprecedented mortgage loan demand as mortgage rates reached 40 year lows during 2001.

The following table summarizes the major components of non-interest income for the years ended December 31, 2001 and December 31, 2000.

	Year Ended December 31, 2001	Year Ended December 31, 2000
Service fees on deposit accounts	$ 606,518	$ 424,415
Mortgage origination fees	159,051	32,683
Miscellaneous, other	99,712	91,225
Total non-interest income	$ 865,281	$ 548,323

Non-Interest Expense

Non-interest expense increased from $2,460,456 during 2000 to $3,077,873 in 2001. As a percentage of total average assets, non-interest expense decreased from 3.71% to 3.51%. Management attributes this decrease in the ratio of non-interest expense to average assets to increased coverage of overhead expenses from earning assets and an expense control initiative continued in 2001. On the next page are the components of non-interest expense for the years ended December 31, 2001 and 2000.

	Year Ended December 31, 2001	Year Ended December 31, 2000
Salaries and other compensation	$1,324,468	$ 980,236
Employee benefits	252,978	213,831
Net occupancy and equipment expense	489,216	377,761
Professional and other outside services	177,089	185,302
Other expense	834,123	703,326
Total non-interest expense	$3,077,874	$2,460,456

During 2001, the allowance for loan losses grew from $783,386 at December 31, 2000 to $1,059,635 at December 31, 2001. During 2001, the allowance for loan losses as a percent of gross loans decreased from 1.52% to 1.46%. There were $46,185 in gross charge-offs during 2000 and $36,266 in charge-offs during 2001. As of December 31, 2001, management considers the allowance for loan losses to be adequate. However, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

Liquidity and Interest Rate Sensitivity

Net interest income, the company's primary source of earnings, fluctuates with significant interest rate movements. To lessen the impact of these margin swings, the balance sheet of the company should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities, at a given time interval. The general objective of gap management is to manage actively rate sensitive assets and liabilities so as to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate sensitive assets and liabilities as the exposure period is lengthened to minimize the company's overall interest rate risks.

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2001 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. In addition, call provisions in the bond portfolio and loan prepayments may affect actual maturities.

	Within Three months	After Three Months but within six months	After six months but within one year	After one year but within five years	After five years	Total
EARNINGS ASSETS			(Dollars in thousands)			
Interest Bearing Deposits.....$	27	$ -	$ -	$ -	$ -	$ 27
Loans, before deferred fees	31,177	6,400	6,578	28,526	1,373	$74,054
Investment Portfolio	355	-	1,358	6,414	3,474	$11,601
Federal funds sold	13,245	-	-	-	-	$13,245
Total earning assets	$44,804	$ 6,400	$ 7,936	$ 34,940	$ 4,847	$98,927
SUPPORTING SOURCE OF FUNDS						
Interest-bearing demand....$	40,115	$ -	$ -	$ -	$ -	$40,115
Deposits and savings Certificates, less than $100M	7,316	6,075	10,008	8,810	-	$32,209
Certificates, $100M and over	3,144	1,358	2,307	2,844	-	$9,653
FHLB Advance	-	-	-	2,500	-	$2,500
Total interest-bearing Liabilities ....$	50,575	$ 7,433	$ 12,315	$ 14,154	$ -	$84,477
Interest-sensitivity gap	($5,771)	($1,033)	($4,379)	$20,786	$4,847	$14,450
Cumulative interest-Sensitivity gap	($5,771)	($6,804)	($11,183)	$9,603	$14,449	$14,450
Interest-sensitivity gap ratio	0.89	0.86	0.64	2.47	N/A	1.17
Cumulative interest-Sensitivity gap ratio	0.89	0.88	0.84	1.11	N/A	1.17

As evidenced by the table above, the company is cumulatively liability sensitive at one year. In a declining interest rate environment, a liability sensitive position (a gap ratio of less than 1.0) is generally more advantageous since liabilities are repriced sooner than assets. Conversely, in a rising interest rate environment, an asset sensitive position (a gap ratio over 1.0) is generally more advantageous as earning assets are repriced sooner than the liabilities. With respect to the company, an increase in interest rates would result in lower earnings while a decline in interest rates will increase income. This, however, assumes that all other factors affecting income remain constant.

As the company continues to grow, management will continuously structure its rate sensitivity position to best hedge against rapidly rising or falling interest rates. The bank's Asset/Liability Committee meets on a quarterly basis and develops management's strategy for the upcoming period. Such strategy includes anticipations of future interest rate movements.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. The company's primary source of liquidity comes from its ability to maintain and increase deposits through the bank. Deposits grew by $41.1 million during 2001 and by $3.3 million in 2000. Below are the pertinent liquidity balances and ratios for the years ended December 31, 2001 and December 31, 2000.

	Year Ended December 31, 2001	Year Ended December 31, 2000
Cash and cash equivalents	$18,050,304	$2,045,665
Securities	11,600,931	10,768,206
CDs over $100,000 to total deposits ratio	10%	13%
Loan to deposit ratio	75%	91%
Brokered deposits	0	0

At December 31, 2001, large denomination certificates of deposit accounted for 10% of total deposits. Large denomination certificates of deposit are generally more volatile than other deposits. As a result, management continually monitors the competitiveness of the rates it pays on its large denomination certificates and periodically adjusts its rates in accordance with market demands. Significant withdrawals of large denomination certificates may have a material adverse effect on the bank's liquidity. Management believes that since a majority of the above certificates were obtained from bank customers residing in Rockdale County, Georgia, the volatility of such deposits is lower than if such deposits were obtained from depositors residing outside of Rockdale County, as outside depositors are more likely to be interest rate sensitive.

Cash and cash equivalents are the primary source of liquidity. At December 31, 2001, cash and cash equivalents amounted to $18 million, representing 16.8% of total assets. Securities available for sale provide a secondary source of liquidity. Approximately $740 thousand of the $11.2 million in the bank's bond portfolio is scheduled to mature, or subject to call, in 2002.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2001, the company had no brokered deposits in its portfolio.

Management knows of no trends, demands, commitments, events or uncertainties that should result in or are reasonably likely to result in the company's liquidity increasing or decreasing in any material way in the foreseeable future.

Capital Adequacy

There are two primary measures of capital adequacy for banks and bank holding companies: (i) risk-based capital guidelines and (ii) the leverage ratio.

The risk-based capital guidelines measure the amount of a bank's required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. Under the risk-based capital guidelines, capital is divided into two "tiers." Tier 1 capital consists of common shareholders' equity, non-cumulative and cumulative (bank holding companies only) perpetual preferred stock and minority interest. Goodwill, certain intangible assets, and certain deferred tax assets are subtracted from the total. Tier 2 capital consists of the allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate term preferred stock. Banks are required to maintain a minimum risk-based capital ratio of 8.0%, with at least 4.0% consisting of Tier 1 capital.

The second measure of capital adequacy relates to the leverage ratio. The OCC has established a 3.0% minimum leverage ratio requirement. Note that the leverage ratio is computed by dividing Tier 1 capital into total average assets. For banks that are not rated CAMELS-1 by their primary regulator, the minimum leverage ratio should be 4.0% plus an additional cushion of at least 1 to 2 percent, depending upon risk profiles and other factors.

The Federal Reserve Board, the OCC and the FDIC have adopted a rule that adds a measure of interest rate risk to the determination of supervisory capital adequacy. In connection with this rule, the agencies have implemented a measurement process to measure interest rate risk. Under this proposal, all items reported on the balance sheet, as well as off-balance sheet items, would be reported according to maturity, repricing dates and cash flow characteristics. A bank's reporting position would be multiplied by duration-based risk factors and weighted according to rate sensitivity. The net risk weighted position would be used in assessing capital adequacy. The objective of this complex proposal is to determine the sensitivity of a bank to various rising and declining interest rate scenarios.

For additional information regarding regulatory capital ratios, refer to Note 10 of the Consolidated Financial Statements.

Market Information

There is no established public trading market for the company's common stock. As of March 25, 2002, the number of holders of the company's common stock was 621.

Dividend Policy

To date, the company has not paid any cash dividends on its Common Stock. It is the policy of the Board of Directors of the company to reinvest earnings for such period of time as is necessary to ensure the success of the operations of the company and of the bank. There are no current plans to initiate payment of cash dividends, and future dividend policy will depend on the bank's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the company.

The bank is restricted in its ability to pay dividends under the national banking laws and by regulations of the OCC. Pursuant to 12 U.S.C. § 56, a national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, subject to other applicable provisions of law. Payments of dividends out of undivided profits (retained earnings) is further limited by 12 U.S.C. § 60(a), which prohibits a bank from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus not less than one-tenth of the bank's net income of the preceding two consecutive half-year periods (in the case of an annual dividend). Pursuant to 12 U.S.C. § 60(b), the approval of the OCC is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus.

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Liberty National Bancshares, Inc.
Conyers, Georgia

We have audited the accompanying consolidated balance sheet of Liberty National Bancshares, Inc. and subsidiary as of December 31, 2001 and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for 2000 and 1999 were audited by other auditors whose report dated January 18, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty National Bancshares, Inc. and subsidiary as of December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 28, 2002

Certified Public Accountants
Suite 1800 ∘ 235 Peachtree Street NE ∘ Atlanta, Georgia 30303 ∘ Phone 404-588-4200 ∘ Fax 404-588-4222 ∘ www.pkm.com

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Balance Sheets

December 31, 2001 and 2000

Assets

		2001	2000
Cash and due from banks	$	4,805,299	2,015,665
Federal funds sold		13,245,005	30,000
Cash and cash equivalents		18,050,304	2,045,665
Investment securities available for sale		11,245,863	10,413,138
Other investments		355,068	355,068
Loans, net		72,905,199	50,691,223
Premises and equipment, net		3,831,826	2,924,215
Accrued interest receivable		506,542	517,161
Other assets		517,638	318,566
	$	107,412,440	67,265,036

Liabilities and Stockholders' Equity

		2001	2000
Deposits:			
Demand	$	14,683,964	11,834,426
Interest-bearing demand		37,206,928	18,807,903
Savings		2,908,078	2,238,877
Time		41,862,091	22,632,463
Total deposits		96,661,061	55,513,669
Federal funds purchased		-	2,500,000
Accrued interest payable and other liabilities		381,744	218,901
FHLB advances		2,500,000	2,500,000
Total liabilities		99,542,805	60,732,570
Commitments			
Stockholders' equity:			
Common stock, $1 par value; authorized 10,000,000 shares; 706,188 and 676,188 issued and outstanding		706,188	676,188
Additional paid-in capital		6,471,196	6,051,196
Accumulated earnings (deficit)		668,876	(116,958)
Accumulated other comprehensive income (loss)		23,375	(77,960)
Total stockholders' equity		7,869,635	6,532,466
	$	107,412,440	67,265,036

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Earnings

For the Years Ended December 31, 2001, 2000 and 1999

		2001	2000	1999
Interest income:				
Interest and fees on loans	$	5,810,944	4,522,319	2,704,717
Interest on federal funds sold		227,408	274,156	578,974
Interest on U.S. Treasuries and Government agencies securities		508,581	620,201	58,132
Interest on state, county and municipal securities		69,389	2,971	-
Other investment income		26,507	34,288	132,437
Total interest income		6,642,829	5,453,935	3,474,260
Interest expense:				
Interest-bearing demand		654,840	888,296	555,940
Savings		41,813	35,392	23,858
Time		2,067,526	1,361,909	796,635
Other		173,695	164,958	46,419
Total interest expense		2,937,874	2,450,555	1,422,852
Net interest income		3,704,955	3,003,380	2,051,408
Provision for loan losses		295,140	275,519	361,443
Net interest income after provision for loan losses		3,409,815	2,727,861	1,689,965
Other income:				
Service charges on deposit accounts		606,518	424,415	250,748
Investment securities gains (losses)		25,808	(4,372)	2,046
Other income		232,955	128,280	70,671
Total other income		865,281	548,323	323,465
Other expenses:				
Salaries and other compensation		1,324,468	980,236	732,148
Employee benefits		252,978	213,831	150,823
Net occupancy and equipment expense		489,216	377,761	322,100
Professional and other outside services		177,089	185,302	160,019
Other expense		834,123	703,326	552,313
Total other expenses		3,077,874	2,460,456	1,917,403
Earnings before income taxes		1,197,222	815,728	96,027
Income tax (expense) benefit		(411,388)	24,319	-
Net earnings	$	785,834	840,047	96,027
Net earnings per common share:				
Basic earnings per common share	$	1.15	1.24	.14
Diluted earnings per common share	$	1.11	1.22	.14

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2001, 2000 and 1999

		2001	2000	1999
Net earnings	$	785,834	840,047	96,027
Other comprehensive income (loss):				
Unrealized holding gains (losses) on investment securities available for sale arising during period		179,346	416,013	(557,567)
Reclassification adjustment for (gains) losses on investment securities available for sale		(25,808)	4,372	(2,046)
Total other comprehensive income (loss) before tax		153,538	420,385	(559,613)
Income taxes related to other comprehensive income:				
Unrealized holding gains (losses) on investment securities available for sale arising during period		(60,977)	(141,445)	189,572
Reclassification adjustment for gains (losses) on investment securities available for sale		8,774	(1,486)	696
Total income taxes related to other comprehensive income (loss)		(52,203)	(142,931)	190,268
Total other comprehensive (loss) income, net of tax		101,335	277,454	(369,345)
Total comprehensive income (loss)	$	887,169	1,117,501	(273,318)

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2001, 2000 and 1999

		Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 1998	$	676,188	6,051,196	(1,053,032)	13,931	5,688,283
Net earnings		-	-	96,027	-	96,027
Change in comprehensive income		-	-	-	(369,345)	(369,345)
Balance at December 31, 1999		676,188	6,051,196	(957,005)	(355,414)	5,414,965
Net earnings		-	-	840,047	-	840,047
Change in comprehensive income		-	-	-	277,454	277,454
Balance at December 31, 2000		676,188	6,051,196	(116,958)	(77,960)	6,532,466
Net earnings		-	-	785,834	-	785,834
Sale of common stock		30,000	420,000	-	-	450,000
Change in comprehensive income		-	-	-	101,335	101,335
Balance at December 31, 2001	$	706,188	6,471,196	668,876	23,375	7,869,635

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, 2000 and 1999

		2001	2000	1999
Cash flows from operating activities:				
Net earnings	$	785,834	840,047	96,027
Adjustments to reconcile net loss to net cash used by operating activities:				
Net amortization of premium/discounts in investment securities		44,686	10,537	67,778
Net (gains) losses on sales and calls of investment securities available for sale		(25,808)	4,372	(2,046)
Depreciation of premises and equipment		231,583	216,535	177,046
Provision for loan losses		295,140	275,519	361,443
Deferred income tax benefit		(99,717)	(209,672)	-
Gain on sale of other real estate		-	(30,636)	(50)
Decrease (increase) in deferred loan fees		(6,107)	10,131	(63,557)
Increase in accrued interest receivable		10,619	(110,916)	(158,672)
Increase in accrued interest payable		20,575	9,687	46,517
Change in other assets and other liabilities		(9,289)	187,501	(414,447)
Net cash provided (used) by operating activities		1,247,516	1,203,105	110,039
Cash flows from investing activities:				
Purchases of investment securities available for sale		(12,660,556)	(938,353)	(3,317,658)
Purchases of other investments		-	(50,068)	(398,100)
Maturities of investment securities available for sale		87,522	10,056	109,583
Sales of investment securities available for sale		2,424,938	495,625	486,080
Calls of investment securities available for sale		9,450,000	500,000	1,815,442
Calls of other investments		-	-	273,100
Net change in loans		(22,502,979)	(10,092,754)	(25,239,996)
Purchases of premises and equipment		(1,139,194)	(21,332)	(1,371,996)
Proceeds from sale of other real estate		-	319,086	-
Proceeds from sale of premises and equipment		-	-	2,540
Net cash used by investing activities		(24,340,269)	(9,777,740)	(27,641,005)
Cash flows from financing activities:				
Net change in demand and savings deposits		21,917,764	3,415,177	7,864,505
Net change in time deposits		19,229,628	(134,336)	16,066,736
Proceeds from other borrowings		-	-	2,500,000
Proceeds of common stock sales		450,000	-	-
Net change in Federal funds purchased		(2,500,000)	2,500,000	-
Net cash provided by financing activities		39,097,392	5,780,841	26,431,241
Net change in cash and cash equivalents		16,004,639	(2,793,794)	(1,099,725)
Cash and cash equivalents at beginning of period		2,045,665	4,839,459	5,939,184
Cash and cash equivalents at end of period	$	18,050,304	2,045,665	4,839,459
Supplemental disclosures of cash flow information and noncash investing activities:				
Cash paid for interest	$	2,917,299	2,440,868	1,376,335
Income taxes	$	400,089	258,538	-

See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Liberty National Bancshares, Inc. (the "Company), formerly known as Rockdale National Bancshares, Inc. provides a full range of banking services to individual and corporate customers through its bank subsidiary, Liberty National Bank (the "Bank"), formerly known as Rockdale National Bank, located in Conyers, (Rockdale County) Georgia. The Bank has two offices in Conyers (Rockdale County), Georgia, and one office in Covington, (Newton County) Georgia and conducts its banking activities primarily in Rockdale County and surrounding counties. The Company and its subsidiary are subject to the regulations of certain government agencies and, therefore, undergo periodic examinations by those regulatory authorities.

The Company was incorporated under the laws of the State of Georgia on February 13, 1997, to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956, as amended. The Company began its general banking business on October 14, 1997. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting principles followed by the Bank and the methods of applying these principles conform with accounting principles generally accepted in the United States of America ("GAAP") and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, and valuation allowances associated with deferred tax assets, the recognition of which are based on future taxable income.

Investment Securities

The Bank classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Bank has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale. At December 31, 2001 and 2000, all securities were classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders' equity. The unrealized holding gains or losses included in the separate component of stockholders' equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Other Investments

Other investments include equity securities with no readily determined fair value. These investments are carried at cost.

Loans, Loan Fees and Interest Income on Loans

Loans are stated at the principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal.

Loan fees, net of certain origination costs, are deferred and amortized over the lives of the respective loans.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance represents an amount, which in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the probability of collection of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such regulators may require additions to the allowance based on their judgments of information available to them at the time of their examination.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to income as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment are:

Leasehold improvements	1 year
Buildings	40 years
Equipment and furniture	3 - 10 years

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Bank uses the liability method of accounting for income taxes which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Additionally, this method requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Bank's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realization of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Statement of Cash Flows

For purposes of reporting cash flows, the Bank includes cash on hand, due from banks and federal funds sold as cash and cash equivalents.

Net Earnings Per Share

Basic net earnings per share is based on the weighted average number of common shares outstanding during the period. Diluted net earnings per share includes the effects of potential common shares outstanding during the period. The average market price during the year is used to compute equivalent shares. The reconciliation of the amounts used in the computation of both basic earnings per share and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999, is as follows:

	Net Earnings	Average Shares Outstanding	Per Share Amount
For the year ended December 31, 2001:			
Net earnings – basic	$ 785,834	684,243	$ 1.15
Effect of dilutive stock options	-	22,250	
Net earnings – diluted	$ 785,834	706,493	$ 1.11
For the year ended December 31, 2000:			
Net earnings – basic	$ 840,047	676,188	$ 1.24
Effect of dilutive stock options	-	13,151	
Net earnings – diluted	$ 840,047	689,339	$ 1.22
For the year ended December 31, 1999:			
Net earnings – basic	$ 96,027	676,188	$ .14
Effect of dilutive stock options	-	11,318	
Net earnings – diluted	$ 96,027	687,506	$ .14

(2) **INVESTMENT SECURITIES**

Securities available for sale at December 31, 2001 and 2000, are as follows:

	December 31, 2001				
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$	8,289,741	149,877	105,123	8,334,495
State and municipal		2,150,968	3,263	12,220	2,142,011
Mortgage backed securities		769,736	5,905	6,284	769,357
	$	11,210,445	159,045	123,627	11,245,863

	December 31, 2000				
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$	9,666,416	8,839	103,586	9,571,669
State and municipal		533,782	-	10,808	522,974
Mortgage backed securities		331,060	-	12,565	318,495
	$	10,531,258	8,839	126,959	10,413,138

Other investments consist of Federal Reserve Bank of Atlanta stock, Federal Home Loan Bank of Atlanta stock and the Bankers Bank stock.

The amortized cost and estimated market value of investment securities available for sale at December 31, 2001, by contractual maturity, are shown as follows. Expected maturities will differ from contractual maturities because borrowers my have the right to call or prepay obligations without call or prepayment penalties.

		Amortized Cost	Estimated Fair Value
Due in one year or less	$	738,188	740,175
Due after one year through five years		6,666,626	6,755,873
Due after five years through ten years		1,250,000	1,206,287
Greater than ten years		1,785,895	1,774,171
Mortgage backed securities		769,736	769,357
	$	11,210,445	11,245,863

The following summarizes investment securities sales activities for the years ended December 31, 2001, 2000 and 1999:

		2001	2000	1999
Proceeds from sales of securities	$	2,424,938	495,625	486,080
Gross gains on sales of securities		25,808	-	2,046
Gross losses on sales of securities		-	(4,372)	-
Net gains (losses) on sales of securities	$	25,808	(4,372)	2,046

(2) INVESTMENT SECURITIES, continued

Securities with a carrying value of approximately $5,015,000 and $9,879,000 at December 31, 2001 and 2000, respectively were pledged to secure public deposits and for other purposes.

(3) LOANS

Major classifications of loans at December 31, 2001 and 2000, are summarized as follows:

		2001	2000
Commercial	$	8,261,859	6,458,671
Loans secured by real estate:			
Construction		16,365,071	16,188,218
Individual mortgage		8,520,477	6,886,301
Commercial mortgage		37,202,361	18,450,434
Installment and simple interest		3,704,269	3,574,531
		74,054,037	51,558,155
Less:			
Net deferred loan fees		89,203	83,096
Allowance for loan losses		1,059,635	783,836
Net loans	$	72,905,199	50,691,223

The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Rockdale County and other surrounding Georgia counties. A substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

At December 31, 2001, 2000 and 1999, the Bank had no non-accrual loans or loans that were considered impaired.

The following is a summary of transactions in the allowance for loan losses:

		2001	2000	1999
Balance, beginning of year	$	783,836	531,024	194,581
Provision charged to expense		295,140	275,519	361,443
Loans charged off		(36,266)	(46,185)	(25,000)
Recoveries of loans previously charged off		16,925	23,478	-
Balance, end of year	$	1,059,635	783,836	531,024

(4) PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2001 and 2000, are summarized as follows:

		2001	2000
Land and improvements	$	1,694,849	960,114
Buildings and improvements		1,638,684	1,625,532
Furniture, fixtures and equipment		1,190,006	842,520
Leasehold improvements		41,754	-
		4,565,293	3,428,166
Less: Accumulated depreciation and amortization		733,467	503,951
	$	3,831,826	2,924,215

Depreciation expense and leasehold amortization was $231,583, $216,535 and $177,046 for the years ended December 31, 2001, 2000 and 1999, respectively.

(5) DEPOSITS

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $9,653,000 and $7,135,000 at December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of time deposits are as follows:

2002	$ 30,205,933
2003	8,258,756
2004	2,982,455
2005	184,619
2006 and thereafter	230,328
	$ 41,862,091

(6) LONG-TERM BORROWINGS

At December 31, 2001 and 2000, the Bank had two advances outstanding totaling $2,500,000 from the Federal Home Loan Bank of Atlanta (the "FHLB"). The Bank has pledged approximately $2,799,000 in U.S. Government securities as collateral for the advances. One of the advances totaling $1,250,000 matures on March 3, 2005, bears interest at a fixed rate of 6.9% per annum, and provides the FHLB the option beginning March 3, 2003 to convert these advances into a three-month LIBOR-based floating rate advance. The other advance totaling $1,250,000 matures on March 22, 2005, bears interest at a fixed rate of 6.6% per annum, and provides the FHLB the option beginning March 22, 2002 to convert these advances into a three-month LIBOR-based floating rate advance. Both advances were obtained in 2000. If the FHLB elects not to convert the advances, then the Bank may elect to terminate in whole these transactions on any payment date with the payment of a prepayment fee to the FHLB. If the FHLB elects to convert the advances, the Bank may elect to terminate the transactions without payment of a prepayment fee on any subsequent date. As of December 31, 2001, no advances had been converted as described above.

(7) EMPLOYEE BENEFIT PLANS

The Bank has a contributory 401(k) employee profit sharing plan, subject to certain minimum age and service requirements. Under the provisions of the plan, employees may contribute from 1 to 15 percent of their salaries, up to the legal contribution limit, and the Bank matches 50 percent of each employees' contributions, up to a maximum of 6 percent. Bank matching contributions vest 20 percent each year for the first five years of employment. After five years of employment, all previous and subsequent contributions vest 100%. Amounts expensed in the years ended December 31, 2001, 2000 and 1999, as a result of the Bank's contributions to the plan, totaled approximately $33,800, $16,700 and $6,000, respectively.

(8) INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Current	$ 511,105	185,353
Deferred	(99,717)	(209,672)
	$ 411,388	(24,319)

(8) INCOME TAXES, continued

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

	2001	2000	1999
Pretax income at statutory rates	$ 407,055	277,348	32,649
Add (deduct):			
Decrease in valuation allowance	-	(328,272)	(38,140)
Nondeductible expenses	8,082	3,244	5,491
Tax exempt income	(23,929)	-	-
State income taxes and other	20,180	23,361	-
Income taxes (benefit)	$ 411,388	(24,319)	-

The following summarizes the tax effects of temporary differences comprising the net deferred tax asset:

	2001	2000
Deferred income tax assets:		
Allowance for loan losses	$ 384,856	282,789
Unrealized loss in investment securities available for sale	-	40,162
Deferred loan fees and other	40,649	31,543
Total deferred income tax assets	425,505	354,494
Deferred income tax liabilities:		
Unrealized gain on investment securities available for sale	(12,040)	-
Accumulated depreciation	(116,117)	(104,661)
Total deferred income tax liabilities	(128,157)	(104,661)
Net deferred income tax asset	$ 297,348	249,833

(9) RELATED PARTY TRANSACTIONS

The Bank conducts transactions with directors and officers, including companies in which they have beneficial interest, in the normal course of business. It is the Bank's policy to comply with Federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons.

The Bank had deposits for related parties totaling approximately $4,136,000 at December 31, 2001. Additionally, the following table summarizes related party loan activity during 2001:

Beginning balance	$ 3,184,188
New loans	3,480,100
Repayments	(1,523,388)
Ending balance	$ 5,140,900

During 2001, the Bank made payments of approximately $360,000 to the business interests of a director as contractor for land improvements and site preparation for a new branch bank.

(10) REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2001 and 2000, the most recent notification from the bank regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The consolidated and bank only actual capital amounts and ratios for 2001 and 2000 are presented in the following table (in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total Risk-Based Capital (to Risk-Weighted Assets):						
Consolidated	$ 8,900	10.6%	6,747	8.00%	N/A	N/A
Bank	$ 8,439	10.0%	6,723	8.00%	8,403	10.00%
Tier I Capital (to Risk-Weighted Assets):						
Consolidated	$ 7,846	9.3%	3,373	4.00%	N/A	N/A
Bank	$ 7,388	8.8%	3,361	4.00%	5,042	6.00%
Tier I Capital (to Average Assets):						
Consolidated	$ 7,846	8.9%	3,508	4.00%	N/A	N/A
Bank	$ 7,388	7.6%	3,914	4.00%	4,892	5.00%
As of December 31, 2000						
Total Risk-Based Capital (to Risk-Weighted Assets):						
Consolidated	$ 7,289	13.5%	4,335	8.00%	N/A	N/A
Bank	$ 6,846	12.7%	4,325	8.00%	5,407	10.00%
Tier I Capital (to Risk-Weighted Assets):						
Consolidated	$ 6,610	12.2%	2,167	4.00%	N/A	N/A
Bank	$ 6,169	11.4%	2,163	4.00%	3,244	6.00%
Tier I Capital (to Average Assets):						
Consolidated	$ 6,610	10.0%	2,652	4.00%	N/A	N/A
Bank	$ 6,169	9.4%	2,635	4.00%	3,294	5.00%

(10) REGULATORY MATTERS, continued

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. The amount of dividends the Bank may pay in 2002 without prior approval is limited to the retained earnings of the Bank which amounted to approximately $938,000.

(11) STOCK OPTIONS

The Company maintains a stock option plan, which allows for a total of 100,000 common stock options to be granted to members of the Board of Directors. The exercise price for each option shall be the average market price of a share of stock on the date of grant.

Options outstanding and activity for the years ended December 31 under this plan, consisted of the following:

	2001		2000		1999	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Beginning of period	48,500	$ 10.27	44,000	$ 10.09	40,000	$ 10.00
Granted	4,500	12.50	4,500	12.00	4,000	11.00
Exercised	-	-	-	-	-	-
Cancelled	-	-	-	-	-	-
End of period	53,000	$ 10.46	48,500	$ 10.27	44,000	$ 10.09

At December 31, 2001, these options had a weighted-average remaining contractual life of 7.5 years and all option shares under this plan were exercisable at prices ranging from $10.00 to $12.50.

The Company maintains a stock option plan, which allows for a total of 100,000 common stock options to be granted to eligible directors, officers and key employees. Stock options granted under this plan may be incentive stock options or nonqualified stock options. The Board of Directors may grant incentive stock options or nonqualified stock options to any director, officer, or other employee, including an employee who is a director of the Company. Such shares may be treasury, or authorized, but unissued, shares of common stock. The options granted vest ratably over a three-year period.

The exercise price for options granted as either an incentive stock option or as a nonqualified stock option must be equal to 100 percent of the market price on the day the option is granted, as determined by the Board of Directors. The exercise price under an incentive stock option granted to a person owning stock representing more than 10 percent of the Company's common stock must equal at least 110 percent of the fair market value at the date of the grant, but in no case less than par value, and such option is not exercisable until five years from the date the incentive stock option is granted.

Options outstanding and activity for the years ended December 31 under this plan, consisted of the following:

	2001		2000		1999	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Beginning of period	35,114	$ 10.90	23,774	$ 10.33	22,129	$ 10.00
Granted	2,000	12.75	11,515	12.10	7,436	11.11
Exercised	-	-	-	-	-	-
Cancelled	(250)	10.90	(175)	10.97	(5,791)	10.08
End of period	36,864	$ 11.00	35,114	$ 10.90	23,774	$ 10.33

(11) STOCK OPTIONS, continued

At December 31, 2001, the options had a weighted average remaining contractual life of 7.5 years and there were 24,852 shares exercisable at prices ranging from $10.00 to $13.00.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," encourages, but does not require, entities to compute the fair value of options at the date of grant and to recognize such costs as compensation expense immediately if there is no vesting period or ratably over the vesting period of the options. The Company has chosen not to adopt the cost recognition principles of this statement and accounts for stock options under Accounting Principles Board Opinion No. 25 and its related interpretations. Had compensation costs been determined based upon the fair value of the options at the grant dates consistent with the method of SFAS No. 123, net earnings would have reflected the proforma amounts below:

		2001	2000	1999
Net income:				
As reported	$	785,834	840,047	96,027
Proforma		763,434	788,564	54,515
Basic earnings per common share:				
As reported	$	1.15	1.24	.14
Proforma		1.12	1.17	.08
Diluted earnings per common share:				
As reported	$	1.11	1.22	.14
Proforma		1.08	1.14	.08

The fair value of the options on the grant date using the Black-Scholes pricing model, no dividend yield and an expected life of 10 years and other information used to estimate the fair value is as follows:

		2001	2000	1999
Weighted fair value of options at the grant date	$	4.85	5.72	4.67
Risk-free interest rates		5%	6.04% - 6.70%	4.63% - 5.55%
Volatility		0%	25%	15%

(12) COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers. These consolidated financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

(12) COMMITMENTS AND CONTINGENCIES, continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2001 and 2000, commitments to extend credit totaled $15,295,000 and $14,779,000, respectively. The Bank's experience has been that approximately 65 percent of loan commitments are drawn upon by customers.

The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the other party. Collateral held varies but may include: accounts receivable; inventory; property, plant and equipment; and income-producing commercial properties on those commitments for which collateral is deemed necessary.

Standby letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The Bank holds collateral supporting these commitments as deemed necessary. At December 31, 2001 and 2000, commitments under standby letters of credit totaled approximately $22,900 and $44,900, respectively.

The Company has an employment agreement with the President and Chief Executive Officer of the Bank. The employment agreement expires February 21, 2003. The arrangement provides for an annual base salary, plus medical insurance premiums, and such other benefits which are generally made available to other senior executives of the Company and the Bank. In the event of a change in control of the Company, the officer will be paid a lump sum distribution equal to three times his annual compensation, including bonuses.

(13) SUPPLEMENTAL FINANCIAL DATA

Components of other non-interest expenses in excess of one percent of total interest and other income for any of the respective years are as follows:

		2001	2000	1999
Supplies and forms	$	83,985	55,531	59,588
Telecommunication	$	54,085	34,750	38,939
Data processing expense	$	236,891	187,871	149,540

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Cash and Cash Equivalents

For cash, due from banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities

Fair values for investment securities are based on quoted market prices.

Other Investments

The carrying value of other investments approximates fair value.

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

Loans

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Deposits

The fair value of demand deposits, savings accounts, NOW accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using current rates at which comparable certificates would be issued.

Accrued Interest

The carrying value of accrued interest receivable and payable approximates fair value.

FHLB Advances

The fair value of the FHLB borrowings are estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements.

Commitments to Extend Credit and Standby Letters of Credit

Because commitments to extend credit and standby letters of credit are made using variable rates, or were recently executed, the contract value is a reasonable estimate of fair value.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 18,050,034	18,050,034	2,045,665	2,045,665
Investment securities available for sale	$ 11,245,863	11,245,863	10,413,138	10,413,138
Other investments	$ 355,068	355,068	355,068	355,068
Loans	$ 72,905,199	73,153,437	50,691,223	50,261,745
Accrued interest receivable	$ 506,542	506,542	517,161	517,161
Liabilities:				
Deposits	$ 96,661,061	97,621,468	55,513,669	55,663,324
Accrued interest payable	$ 96,533	96,533	75,958	75,958
FHLB advances	$ 2,500,000	2,845,808	2,500,000	2,572,925
Unrecognized financial instruments:				
Commitments to extend credit	$ -	15,295,000	-	14,779,000

(15) CONDENSED FINANCIAL INFORMATION OF LIBERTY NATIONAL BANCSHARES, INC.

Balance Sheets

December 31, 2001 and 2000

	2001	2000
Assets		
Cash	$ 9,031	16,676
Federal funds sold	25,000	30,000
Investment in subsidiary	7,406,254	6,097,189
Investment securities available for sale	408,500	390,976
Other assets	39,448	26,403
	$ 7,888,233	6,561,244
Liabilities and Stockholders' Equity		
Accounts payable	$ 18,599	28,777
Stockholders' equity	7,869,634	6,532,467
	$ 7,888,233	6,561,244

Statements of Earnings

For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Income:			
Investment securities available for sale	$ 21,791	22,461	21,739
Federal funds sold	1,509	1,172	2,844
Dividends from subsidiary	50,000	50,000	-
	73,300	73,633	24,583
Other operating expenses:			
Legal and accounting fees	45,170	75,169	60,935
Other professional fees	15,611	11,663	21,126
Other expense	17,129	5,497	2,032
	77,910	92,329	84,093
Loss before income taxes and equity in undistributed earnings (loss) of bank subsidiary	(4,610)	(18,696)	(59,510)
Income tax benefit	21,146	-	-
Earnings (loss) before equity in undistributed earnings of bank subsidiary	16,536	(18,696)	(59,510)
Equity in undistributed earnings of bank subsidiary	769,298	858,743	155,537
Net earnings	$ 785,834	840,047	96,027

(15) CONDENSED FINANCIAL INFORMATION OF LIBERTY NATIONAL BANCSHARES, INC., continued

Statements of Cash Flows

For the Years Ended December 31, 2001, 2000 and 1999

		2001	2000	1999
Cash flows from operating activities:				
Net earnings	$	785,834	840,047	96,027
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:				
Equity in undistributed earnings of bank subsidiary		(769,298)	(858,743)	(155,537)
Accretion of discount on investment securities		-	2,209	(139)
Increase (decrease) in accounts payable		(10,177)	22,506	6,271
Change in other assets and liabilities, net		(19,004)	(3,068)	-
Net cash provided (used) by operating activities		(12,645)	2,951	(53,378)
Cash flows from investing activities consisting of contributions to subsidiary		(450,000)	-	-
Cash flows from financing activities consisting of proceeds from sale of stock		450,000	-	-
Net change in cash		(12,645)	2,951	(53,378)
Cash and cash equivalents at beginning of the period		46,676	43,725	97,103
Cash and cash equivalents at end of the period	$	34,031	46,676	43,725

Board of Directors

C. Dean Alford
President and Chief Executive Officer
Allied Utility Network

Troy A. Athon
Chief Executive Officer
Starcrest, Inc.

Johnny L. Capes
President
Capes Property Management

William L. Daniel
President and Chief Executive Officer
Liberty National Bancshares, Inc. and
Liberty National Bank

Hazel E. Durden
Principal
Realty Metro

John A. Fountain, M.D.
President
East Metro Dermatology, PC

Michael P. Jones, CPA (Chairman)
Managing Partner
Jones, McKnight, & Edmonson, PC
Certified Public Accountants

Julia W. Morgan (Vice Chairman)
Chief Executive Officer
Ed Morgan & Associates

R. Flynn Nance, D.V.M.
Veterinarian, President
Honey Creek Veterinary Hospital, Inc.

Michael R. Potts
Chief Executive Officer
The Potts Company

Arthur J. Torsiglieri, Jr., M.D.
Physician, President
Ear, Nose and Throat Specialists of Conyers

William R. Walker, II
Executive Vice President & Senior Lending Officer,
Liberty National Bank



Pictured left to right:
Standing - Troy Athon, Dean Alford, Johnny Capes, Mike Jones, Mike Potts, John Fountain, Bill Walker and Flynn Nance • Seated - Julia Morgan, Bill Daniel and Hazel Durden. Not Pictured: Arthur J. Torsiglieri, Jr. M.D.



Executive Committee Pictured left to right:
Troy Athon, Julia Morgan, Mike Jones and Dean Alford

Officers

Julia Chandler
Banking Officer/Customer Care Manager

Dick Cheatham
Chief Financial Officer and Cashier

Paul Courchaine
Newton County President

Bill Daniel
President and CEO

Debra Didier
Vice President/Newton County Commercial Lender

Debbie Everson
Vice President/Branch Coordinator

Larry Hunter
Vice President/Construction Lender

Dosha Hull
Banking Officer/Conyers Northside Branch Manager

Patsy Mitchell
Banking Officer/Commercial Lender

Tammy Porter
Banking Officer/Newton County Branch Manager

Doug Pulliam
Vice President/Construction Lender

Bill Walker
Executive Vice President/Senior Lending Officer



Pictured Left to right:
Back Row - Larry Hunter, Tammy Porter, Dick Cheatham, Bill Walker, Debbie Everson, Doug Pulliam and Paul Courchaine • Front Row - Debra Didier, Dosha Hull, Patsy Mitchell, Bill Daniel, Cher Voyles and Julia Chandler



Executive Officers Pictured left to right:
Bill Walker, EVP and Senior Lending Officer, Bill Daniel, President and CEO, and Dick Cheatham, Chief Financial Officer

Shareholder Information

Annual Meeting

The Company's Annual Meeting of Shareholders will be held Wednesday, May 15, 2002, at 4 p.m. at the Company's offices, located at 1000 Georgia Highway 138, Conyers, Georgia 30013.

Form 10K

A copy of the Company's 2001 Annual Report on Form 10-KSB, filed with Securities and Exchange Commission, is available free of charge upon written request to J. Richard Cheatham, Jr., Chief Financial Officer, Liberty National Bancshares, Inc., P.O. Box 82030, Conyers, Georgia 30013.

Legal Counsel

Smith, Gambrell, & Russell, LLP
Atlanta, Georgia

Independent Auditors

Porter Keadle Moore, LLP
Atlanta, Georgia

Transfer Agent and Registrar

Registrar & Transfer Company
Cranford, New Jersey

Branch Locations

Conyers Main Office
1000 Georgia Highway 138
Conyers, Georgia 30013
770-785-7880 (phone)
770-785-7107 (fax)

Conyers Northside Office
1600 Georgia Highway 20
Conyers, Georgia 30012
770-761-9209 (phone)
770-761-0961 (fax)

Covington Main Office
9100 Covington Bypass
Covington, Georgia 30014
678-342-7242 (phone)
678-342-6106 (fax)

Internet

www.libertywebbank.com

LIBERTY
NATIONAL BANK

1000 Georgia Highway 138 ◦ 770-785-7880
1600 Georgia Highway 20 ◦ 770-761-9209
9100 Covington Bypass ◦ 678-342-7242
www.libertywebbank.com